[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 29, 2013

VIA E-MAIL AND EDGAR

Mr. Todd Schiffman
Assistant Director

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             SCBT Financial Corporation
Registration Statement on Form S-4
Filed April 23, 2013
File No. 333-188089
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed May 9, 2013
File No. 001-12669

Dear Mr. Schiffman:

On behalf of SCBT Financial Corporation (the “Company” or “SCBT”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on April 23, 2013 (as amended, the “Registration Statement”) contained in your letter dated May 17, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on April 23, 2013.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter followed by our response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Registration Statement on Form S-4

General

1.              Please disclose the financial projections given to Keefe, Bruyette & Woods and Sandler O’Neill.

RESPONSE: The Registration Statement has been revised, beginning on page 71, to include certain 2013 budget projections of SCBT provided by SCBT management to Sandler O’Neill + Partners LP (“Sandler O’Neill”), financial advisor to First Financial Holdings, Inc. (“First Financial”), and certain 2013 budget projections of First Financial provided by First Financial management to Keefe, Bruyette & Woods, Inc. (“KBW”), financial advisor to SCBT. We respectfully advise the Staff that no other SCBT management projections were provided by SCBT to Sandler O’Neill and no other First Financial management projections were provided by First Financial to KBW in connection with their respective reviews of the transaction.

2.              Please supplementary provide the staff with the board books prepared for each board.

RESPONSE: The presentation materials provided by Keefe, Bruyette & Woods, Inc. in connection with its opinion, dated February 19, 2013, to SCBT’s board of directors summarized in the Registration Statement under the caption “Opinion of Keefe, Bruyette & Woods, Inc.” and the presentation materials prepared by Sandler O’Neill + Partners, L.P. in connection with its opinion, dated February 19, 2013, to First Financial’s board of directors summarized in the Registration Statement under the caption “Opinion of Sandler O’Neill + Partners, L.P.,” are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. By separate letter, counsel has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Summary

First Financial’s Officers and Directors Have Financial Interests. . , page 10

3.              Please quantify the aggregate compensation that each director and executive officer will receive as a result of the merger as described in more detail starting on page 69.

RESPONSE: The Registration Statement has been revised on page 11 in response to the Staff’s comment.

Risk Factors

4.              We note your discussion of First Financial’s obligations under the TARP Capital Purchase Program (“CPP”) and its agreement to use its best efforts to repurchase the outstanding TARP warrant from the Treasury at or before the completion of the merger.  Please discuss First Financial’s current obligations under the CPP as well as the risks to the resulting entity should First Financial be unable to repurchase the warrant at or before the completion of the merger.

RESPONSE: We respectfully advise the Staff that the First Financial TARP warrant referenced in the Staff’s comment was repurchased from the Treasury and cancelled on May 22, 2013. The Registration Statement has been revised at page 91 to disclose the repurchase and cancellation. Accordingly, the Company respectfully submits that the risks and obligations referenced in the Staff’s comment are no longer applicable to First Financial or the Company.

Unaudited Pro Forma Condensed Combined Financial Statements, page 23

5.              Please remove the pro forma adjustments on the balance sheet and income statement related to the payment of FHLB advances, the early withdrawal penalty and related interest expense since it appears that this is an action taken by management after the business combination or tell us why you believe this adjustment is directly attributable to the transaction.  Please note that this adjustment and other actions expected to be taken by management after the business combination may be discussed in MD&A or other sections of your registration statement.

RESPONSE: In response to the Staff’s comment, the Registration Statement has been revised on pages 26 and 29 to remove the pro forma adjustments to the balance sheet and income statement related to the repayment of FHLB advances. The premium to adjust this balance to fair value is now being amortized in the pro forma income statement for both periods presented.

6.              Please revise the notes to the pro forma balance sheet to present the calculation of the purchase price in a tabular format.

RESPONSE: The Registration Statement has been revised on page 28 in response to the Staff’s comment.

7.              Please revise the notes to the pro forma balance sheet to present a preliminary allocation of the purchase price in a tabular format, detailing fair value adjustments to assets and liabilities and recognizing any intangible assets.

RESPONSE: The Registration Statement has been revised on page 28 in response to the Staff’s comment.

8.             Please revise the pro forma balance sheet to present the First Financial Holdings, Inc. (FFCH) header only above the 12/31/2012 (as reported) column.  The Conforming Reclassifications, Purchase Accounting Adjustments and Pro Forma Adjustments columns should not have a header or should be under a Pro Forma Adjustments header.  Please revise the pro forma income statement similarly.

RESPONSE: The Registration Statement has been revised on pages 26 and 29 in response to the Staff’s comment.

9.              Please revise the pro forma balance sheet and income statement to remove the FFCH Pro Forma column.

RESPONSE: The Registration Statement has been revised on pages 26 and 29 in response to the Staff’s comment.

10.       Please revise the pro forma income statement to add a column to the right of the Savannah Bancorp, Inc. columns that aggregates the SCBTFC Pro Forma information related to previously consummated transactions in 2012.

RESPONSE: The Registration Statement has been revised on pages 31 and 32 in response to the Staff’s comment. The column requested by the Staff is labeled “SCBTFC Pro Forma Totals for 2012 Transactions.”

11.       Please revise the notes to the pro forma income statement to more clearly show the calculation of the weighted-average common shares outstanding used in the December 31, 2012 combined pro forma EPS calculation.

RESPONSE: In response to the Staff’s comment, notes (j), (t) and (16) of the combined pro forma income statement, found at page 32 of the Registration Statement, have been revised to more clearly explain the calculation of the weighted-average common shares outstanding.

The Merger

Opinion of Keefe, Bruyette & Woods, Inc., page 69

12.       Please disclose the aggregate amount paid to KBW by SCBT over the past two years, as required by Section 1015(b)(4) of Regulation M-A.

RESPONSE: The Registration Statement has been revised on page 71 in response to the Staff’s comment.

Interests of First Financial’s Directors and Executive Officers in the Merger, page 69

13.       Please file all material agreements discussed in this section, including the employment agreement reached with Mr. Hall.

RESPONSE: In response to the Staff’s comment, the Registration Statement has been revised to include, as Exhibit 10.1, the Employment and Non-Competition Agreement, dated February 19, 2013, by and between SCBT Financial Corporation and R. Wayne Hall. The

Company respectfully advises the Staff that no other material agreements have been entered into with First Financial directors or executive officers.

Tax Consequences of the Merger Generally, page 96

14.       Please indicate that tax opinions from the respective counsel have been filed as an exhibit.

RESPONSE: The Registration Statement has been revised at page 100 in response to the Staff’s comment.

15.       Indicate, if true, that the discussion is a summary of the respective tax opinions.  Delete the word “provided” in the second paragraph and state that, based on the opinions, the merger “will” qualify as a “reorganization.”

RESPONSE: The Registration Statement has been revised at page 100 in response to the Staff’s comment.

16.       In the bold paragraph on page 97, remove the words “for general information purposes only.”

RESPONSE: The Registration Statement has been revised at page 101 in response to the Staff’s comment.

SCBT Financial Corporation Form 10-Q for Fiscal Quarter Ended March 31, 2013

Note 14 — Fair Value

Quantitative Information about Level 3 Fair Value Measurements, page 39

17.       Please revise future filings to disclose the weighted average amount of the significant unobservable inputs for each level 3 nonrecurring measurement.  Refer to ASC 820-10-55- 103 for example disclosure.

RESPONSE: In response to the Staff’s comment, the Company confirms that it will revise its future filings to disclose the weighted average amount of the significant unobservable inputs for each level 3 nonrecurring measurement. The below table presents the average weighted amount for each of these measurements for 1Q 2013:

General Range
	Valuation Technique	Unobservable Input	(Weighted Average)
Nonrecurring measurements:
Impaired loans	Discounted appraisals	Collateral discounts	0-25% (11.52%)
OREO	Discounted appraisals	Collateral discounts and estimated costs to sell	0-35% (28.72%)

The Company confirms that it will include disclosure comparable to the table above in future filings.

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MMGuest@wlrk.com, or my colleague Edward J. Lee at (212) 403-1155 or by email at EJLee@wlrk.com.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc.                                 Via E-mail
Keith Rainwater
SCBT Financial Corporation